C m

SE[illegible] 14047206 [illegible]MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response..... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick D. Grecco (617) 422-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

75 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

OATH OR AFFIRMATION

I, Patrick D. Grecco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STANLEY A. NAUMNIK, JR.
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 3, 2017

Notary Public

Signature

VP and Corporate Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIONEER
Investments

February 27, 2014

Via FedEx

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Annual Audit for Pioneer Funds Distributor, Inc., CRD #24497

Dear Sir or Madam:

Enclosed please find the 2013 audited financial statements for Pioneer Funds Distributor, Inc., CRD #24497

Sincerely,

Gabriella McClain

Gabbie McClain
Senior Compliance Analyst
Pioneer Funds Distributor, Inc.
60 State Street, 13th Floor
Boston, MA 02109

gabbie.mcclain@pioneerinvestments.com
Telephone 617 422 4924

enclosures
gm

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Contents

Grant Thornton
An instinct for growth™

Grant Thornton LLP
75 State Street, 13th Floor
Boston, MA 02109-1827

T 617.723.7900
F 617.723.3640
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Management
Pioneer Funds Distributor, Inc.

We have audited the accompanying financial statements of Pioneer Funds Distributor, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company elected to change its method of presentation of Rule 12b-1 fees and payable and receivable balances related to mutual funds shares sold as of and the for the year ending December 31, 2013. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Boston, Massachusetts
February 27, 2014

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

Assets		
Cash and cash equivalents (note 2)	$	40,788
Receivables:		
From the sale of Pioneer Family of Mutual Funds		107
Due from affiliates (note 8)		71,343
Other		437
Dealer advances (net of accumulated amortization of $8,642) (note 11)		2,281
Prepaid service fees (net of accumulated amortization of $2,881) (note 11)		760
Property and equipment (net of accumulated depreciation of $352) (note 2)		266
Other assets		988
Total assets	$	116,970
Liabilities and Stockholder's Equity		
Liabilities:		
Distribution and service fees due to brokers and dealers	$	16,516
Accrued compensation and related benefits		7,517
Accrued expenses and accounts payable		6,683
Due to affiliates (note 8)		1,030
Deferred tax liabilities (note 4)		160
Total liabilities		31,906
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Paid-in capital (notes 6 and 7)		245,834
Accumulated deficit		(160,770)
Total stockholder's equity		85,064
Total liabilities and stockholder's equity	$	116,970

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2013

(Dollars in thousands)

Revenues:		
Related party revenues (note 8):		
Marketing and promotional services	$	102,202
Other		7,222
Revenues and other income (note 2):		
Service fee revenues		62,928
Distribution revenues		34,261
Commissions		2,746
Other income		49
Total revenues		209,408
Expenses:		
Related party expenses (note 8)		17,440
Distribution and administrative expenses:		
Service fee expense		64,814
Distribution fee expense		33,582
Compensation and related benefits		43,736
Sales and marketing		33,026
Rent and facilities expenses		3,026
Data processing		2,377
Travel and entertainment		1,698
Share-based compensation (note 6)		946
Depreciation and amortization		32
Other		3,113
Total distribution and administrative expenses		203,790
Income before provision for income taxes		5,618
Provision for income taxes (note 4)		3,040
Net income	$	2,578

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

(Dollars in thousands)

	Common stock				
	Number of shares	Amount	Paid-in capital	Accumulated deficit	Total stockholder's equity
December 31, 2012	510	$ —	$ 244,888	$ (163,348)	$ 81,540
Net income	—	—	—	2,578	2,578
Capital contribution (note 7)	—	—	946	—	946
December 31, 2013	510	$ —	$ 245,834	$ (160,770)	$ 85,064

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2013

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	2,578
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes, net		630
Depreciation and amortization		32
Share-based compensation		946
Changes in operating assets and liabilities:		
Decrease in receivable from the sale of Pioneer Family of Mutual Funds		22
Increase in due from affiliates, net		(3,377)
Increase in other receivables		(105)
Decrease in dealer advances, net		122
Decrease in prepaid service fees, net		41
Decrease in other assets		23
Increase in accrued compensation and related benefits		1,715
Increase in accrued expenses and accounts payable		488
Increase in distribution and service fees due to brokers and dealers		393
Net cash provided by operating activities	$	3,508
Cash flows from investing activities:		
Purchases of property and equipment		(219)
Net cash used in investing activities	$	(219)
Net increase in cash and cash equivalents	$	3,289
Cash and cash equivalents, beginning of year		37,499
Cash and cash equivalents, end of year	$	40,788
Noncash information:		
Share-based compensation	$	946

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2013

(Dollars in thousands)

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredit Group S.p.A. (UCG).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars unless otherwise specified.

(b) Change in Presentation

Under the Company's revised presentation, Rule 12b-1 service fee revenue will no longer be presented as a reduction of Rule 12b-1 related expenses, and will result in an increase to both our underwriting and distribution revenue and expenses by the same amount ($90,739). In addition, receivable from securities brokers and dealers for sales of mutual fund shares and payable to Pioneer Family of Mutual Funds for fund shares sold that are unsettled will be presented on a net basis. The revised presentation has no effect on gross margin dollars, net income, cash flows, working capital or stockholder's equity amounts previously reported, and will not affect such amounts in future periods.

(c) Recognition of Revenue and Expenses

The Company's revenue is largely dependent on the total value and composition of assets under management of PIM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Company has contractual arrangements with third parties to provide distribution-related services. Management's determination of whether revenue should be reported gross based on the amount paid by the funds or net of payments to third-party service providers is based on management's assessment of whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company's role include (1) whether the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided; (2) whether the Company has reasonable latitude to establish the price of the service provided; (3) whether the Company has the discretion to select the service provider; and (4) whether the Company assumes credit risk in the arrangement.

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.25% per annum for Class R shares). Service fee revenues include a service fee (calculated at an annual rate of 0.25%) that is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Distribution and service fees for all share classes are recorded in revenue as earned, gross of any third-party distribution and service fee payments made.

In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party.

Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. For Class A shares, the shareholder pays an underwriter commission to the Company of up to 0.75% of the dollar value of the shares sold. Underwriter commissions are recorded in revenue at the time of sale. Under certain conditions, the Company may waive the front-end sales load of Class A shares and sell the shares at net asset value.

Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related-party revenue primarily consists of income earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

(d) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2013 consist of cash of $40,788, including amounts in the Pioneer Cash Reserves Fund of $33,000. These funds are necessary in order to maintain the Company's required net capital level, and are therefore non-temporary in nature. Cash and cash

equivalents also includes time deposits of $7,764 in a New York branch of UCG, representing funds used in the normal day-to-day operations of the Company.

(e) ***Foreign Currency Transactions***

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates. Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based payment arrangements and intercompany arrangements and are included in other income in the accompanying statement of operations.

(f) ***Valuation of Financial Instruments***

The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

(g) ***Property and Equipment***

Property and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2013, property and equipment amounted to $266, net of accumulated depreciation of $352. Depreciation expense for the year ended December 31, 2013 was $32 and represents depreciation and amortization in the accompanying statement of operations.

(h) ***Concentrations of Credit Risk***

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company has certain cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation (FDIC) in the United States, which exposes the Company to credit risk. The Company does not believe that cash balances are subject to any unusual risk associated with the Company's activities.

(i) ***Legal and Other Loss Contingencies***

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure

based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities, if any, are not discounted.

(j) ***Share-Based Compensation***

Certain employees of the Company are eligible to participate in various share-based and incentive compensation plans established by PGAM. Share-based awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Shares are remeasured at each reporting period through the date of settlement. Consequently, compensation cost recognized at each reporting period during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the statement of operations.

As these plans have been established by PGAM and not the Company, compensation expense recognized in the accompanying statement of operations is reflected as a contribution to paid-in capital in the statement of changes in stockholder's equity and comprehensive income. See note 6 for further discussion.

Share-based compensation expense for the year ended December 31, 2013 was $946.

(k) ***Income Taxes***

The Company follows the provisions of FASB ASC 740 (FIN 48), *Accounting for Uncertain Tax Positions*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. U.S. GAAP allows for the recognition of deferred tax

(Dollars in thousands)

assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

(l) *Subsequent Events*

In preparing these financial statements, the Company has evaluated subsequent events after December 31, 2013 through the date the financial statements were issued. There were no subsequent events since December 31, 2013 that would require adjustment to or additional disclosure in these financial statements.

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-l. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation, in which the minimum net capital required is the greater of $250 or 2% of aggregate debits. The Company's net capital, as computed under Rule 15c3-l, was $8,246 at December 31, 2013, which exceeds required net capital of $250 by $7,996.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements through a special account for the benefit of customers.

(4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and deferred tax liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

(Dollars in thousands)

Income tax expense consisted of the following:

Current:		
Federal	$	2,102
State		308
		2,410
Deferred:		
Federal		546
State		84
		630
Total tax expense	$	3,040

The provision for income taxes, as stated as a percentage of income before income taxes, consists of the following:

Federal statutory tax rate	35.00%
Changes in tax rate resulting from:	
Nondeductible items (i.e., meals, entertainment, etc.)	12.43
State income tax (net of effect on federal income tax)	4.54
Change in valuation allowance	1.05
Other, net	1.09
Effective tax rate	54.11%

In keeping with Company policy, current year state income tax includes net worth/franchise taxes of $20.

The Company follows the provisions of ASC 740 (formerly FIN 48). The liability for unrecognized tax benefits at December 31, 2013 of $55 includes accrued interest and penalties of $17 of which approximately $3 was recognized in the statement of operations in 2013. The Company does not expect that a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The tax years from 2009 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise net deferred tax liabilities of approximately $160. The approximate income tax effect of each type of temporary difference is as follows:

Compensation related	$	254
Depreciation		550
Capital loss carryforward		183
Other		38
		1,025
Valuation allowance		(183)
Total deferred tax assets		842
Deferred tax liabilities:		
Dealer advances		(866)
Net deferred intercompany gains on marketable securities		(136)
		(1,002)
Net deferred tax liability	$	(160)

At December 31, 2013, the Company had a tax-effected valuation allowance of $183, representing an increase of $59 from the prior year. The Company does not have sufficient evidence to determine if sufficient capital gains will be generated in future tax periods and, therefore, has recorded a valuation allowance against the capital loss deferred tax asset. The capital losses expire in 2014.

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred income tax assets existing at December 31, 2013. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

(Dollars in thousands)

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2.5% of eligible compensation. The Company's allocated expenses under the Benefit Plans amounted to approximately $1,591 for the year ended December 31, 2013, and are included as a component of compensation and related benefits in the accompanying statement of operations.

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share-based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans.

2005 LTIP

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an index that reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index, have a three-year vesting (cliff vest) period, and expire ten years from the grant date.

Stock option transactions under the 2005 LTIP are as follows:

	Options		Weighted average exercise price
Outstanding at January 1, 2013	8,696,324	€	1.00
Forfeitures during 2013	—	€	1.00
Outstanding at December 31, 2013	8,696,324	€	1.00
Exercisable at December 31, 2013	8,696,324	€	1.00

The aggregate intrinsic value of the stock options outstanding as of December 31, 2013 under the 2005 LTIP is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 8,696,324 exercisable stock options under the 2005 LTIP as of December 31, 2013. The weighted average remaining life of the stock options outstanding under the 2005 LTIP is approximately 2.8 years.

(Dollars in thousands)

2008 LTIP

In October 2008, PGAM's Board of Directors approved the 2008 Long Term Incentive Plan (2008 LTIP). The 2008 LTIP comprise two components, Units of Profit (options) and Units of Investment. The options provide for the payment of a cash incentive that is determined on a basis of an index, which reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Options granted under the 2008 LTIP are linked to a weighted variation in the index and have a 38-month vesting period (cliff vest) expiring 74 months from the grant date. The Unit of Investment component vested and was paid during 2012.

Outstanding and exercisable stock options under the 2008 LTIP are as follows:

	Options		Weighted average exercise price
Outstanding at January 1, 2013	3,720,673	€	1.00
Forfeitures during 2013	—	€	1.00
Outstanding at December 31, 2013	3,720,673	€	1.00
Exercisable at December 31, 2013	3,720,673	€	1.00

The aggregate intrinsic value of the stock options outstanding as of December 31, 2013 under the 2008 LTIP is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 3,270,673 exercisable stock options under the 2008 LTIP as of December 31, 2013. The weighted average remaining life of the stock options outstanding under the 2008 LTIP is 1.0 year.

2009 LTIP

In November 2009, PGAM's Board of Directors approved the 2009 Long Term Incentive Plan (2009 LTIP). The 2009 LTIP comprise solely Units of Investment granted effective in January 2010. The Units of Investment provide participants with the potential right to receive a cash payment, upon vesting, equal to the award amount of €1 per unit, adjusted for a Performance Matrix Assessment, as carried out by the Board or delegated corporate body at the end of the three-year performance cycle (fiscal year 2011, 2012, and 2013). The Performance Matrix Assessment has two Key Performance Indicators: performance of each participant's self-directed Measurement Fund(s) versus their designated benchmarks, and a measurement of PGAM's Nonproprietary Channel revenue growth versus established budgets. The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund.

(Dollars in thousands)

Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vested on March 31, 2013. The 2009 LTIP was amended during 2010 to remove the Performance Matrix Assessment, mentioned above.

Outstanding and exercisable stock options under the 2009 LTIP are as follows:

	Units of investment		Weighted average exercise price
Outstanding at January 1, 2013	705,000	€	1.00
Matured and paid during 2013	(705,000)	€	1.00
Outstanding at December 31, 2013	—		
Exercisable at December 31, 2013	—		

There were no outstanding or exercisable stock options under the 2009 LTIP as of December 31, 2013.

2011 Plan

In January 2012, the PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2011 (2011 Plan). The 2011 Plan provides for the free award to participants of promises of shares allowing them to receive, at the end of the vesting period, newly issued restricted shares of PGAM. These restricted shares do not bear any voting rights and shall have no option rights on the shares to be issued in the event of share increases. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG, as well as making an election (within 30 days of the grant date) between the Short Vesting and the Long Vesting (as defined below).

Short Vesting – Vesting 3 years. The promise of shares will be settled in cash only, based on the underlying value of the shares at the vesting date.

Long Vesting – Vesting 5 years. The promise of shares will be settled in PGAM shares. Participants will have the opportunity to decide at the vesting date whether to keep, sell in full, or in part the shares. The additional considerations assumed under the Long Vesting provision are the opportunity to become a shareholder of PGAM after the vesting date, right to future dividends to each share following vesting date, and 2 additional shares for every 10 awarded (with the award letter).

(Dollars in thousands)

Regardless of the Participants' elections, the PGAM Board may elect to settle all, none, or some, of the awards in cash.

Outstanding and exercisable stock options under the 2011 Plan are as follows:

	3 Year Shares	5 Year Shares	Total		Weighted average exercise price
Outstanding at January 1, 2013	4,260	68,172	72,432	€	1.00
Forfeitures during 2013	—	—	—	€	1.00
Outstanding at December 31, 2013	4,260	68,172	72,432	€	1.00
Exercisable at December 31, 2013	—	—	—		

The aggregate intrinsic value of the stock options outstanding as of December 31, 2013 under the 2011 Plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were no exercisable stock options under the 2011 Plan as of December 31, 2013. The weighted average remaining life of the stock options outstanding under the 2011 Plan is approximately 18.1 years.

2012 Plan

In September 2012, PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2012 (2012 Plan). The 2012 Plan provides for the awards of Units which entitle a participant to receive, under certain conditions as set forth in the 2012 Plan, Restricted Shares or a cash payment based on the value of such Restricted Shares of PGAM. Units will vest at the end of the four-year anniversary of the date of grant. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG.

The awards were granted to employees of the Company on January 31, 2013.

(Dollars in thousands)

	4 Year Shares		Weighted average exercise price
Outstanding at January 1, 2013	—	€	1.00
Grants during 2013	71,182	€	1.00
Outstanding at December 31, 2013	71,182		
Exercisable at December 31, 2013	—		

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to 10 comparable U.S. based publicly traded asset management companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk free rate for the expected term of the option is based on a zero coupon euro-denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

	2005 LTIP	2008 LTIP
Expected term of options (years)	3	3
Volatility	26.21%	26.21%
Risk free rate (zero coupon curve)	0.41	0.54
Dividend yield	0.10	0.10

(7) Capital Contributions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA principally relating to share-based compensation, are recorded as an expense on the accompanying statement of operations and contributions of capital in the accompanying statement of changes in stockholder's equity. For the year ended December 31, 2013, the underlying transactions relating to share-based compensation awards totaled $946.

(8) Related-Party Transactions

In connection with a service agreement with PIM, the Company charges PIM a fee to provide certain marketing and promotional services. The fee is charged at 105% of applicable operating costs of the Company. For the year ended December 31, 2013, amounts allocated to PIM amounted to $102,202 and are classified as marketing and promotional services revenue in the accompanying statement of operations.

Other related-party revenue of approximately $7,222 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf.

(Dollars in thousands)

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2013, the Company was allocated $14,590, as follows:

Compensation and related benefit expenses	$	9,900
Professional services and facilities related expenses		3,804
Other general and administrative expenses		886
	$	14,590

Approximately $2,850 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf. All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those, which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the transfer pricing regulations of the Internal Revenue Service.

(9) Commitments and Contingencies

The Company is party to various operating leases. Future minimum payments under such leases amount to $126 in 2014, $122 in 2015, $125 in 2016, $129 in 2017, $133 in 2018, and $637 thereafter. The Company incurred rental and annual operating and tax expenses of approximately $1,832, which is comprised of direct leases of $157, and allocated rent expense from PIM USA's master lease, based on square foot occupancy (reported as a component of rent and facilities expenses in the accompanying statement of operations) for the year ended December 31, 2013.

(10) Indemnifications

The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, since inception and commencement of operations, the Company has not had any claims or losses pursuant to these contracts, and expects the risk of loss to be remote.

(11) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares), and no load shares (Class R, Class Y, and Class Z shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. The Company pays upfront

(Dollars in thousands)

sales commissions (dealer advances) to broker dealers of up to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' Board of Trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class A, Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value as follows: up to 1% on Class A shares, at declining rates starting at 4% on Class B shares and 1% on Class C shares.

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. Amortization is included in distribution fee expense in the accompanying statement of operations. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned, gross of any third-party distribution payments made to third parties. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period. Amortization is included in service fee expense in the accompanying statement of operations.

(12) Legal and Other Loss Contingencies

The Company, PIM, PIM USA, PGAM, and UCG are subject to claims pursuant to U.S. lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant.

I. New Mexico Litigation

In August 2006, the New Mexico Educational Retirement Board (ERB) and the New Mexico State Investment Council (SIC), both US state funds, invested $90 million in Vanderbilt Financial, LLC (VF), a vehicle sponsored by Vanderbilt Capital Advisors, LLC (VCA). The purpose of VF was to invest in the equity tranche of various collateralized debt obligations (CDOs) managed primarily by VCA. The equity investments in VF, including those made by the ERB and SIC, became worthless. VF was later liquidated.

Beginning in 2009, several lawsuits were threatened or filed on behalf of the state of New Mexico, including by private parties who claimed a right to sue in a representative capacity. The suits relate to losses suffered by the ERB and/or SIC on their VF investments, with additional claims threatened in relation to further losses suffered by SIC on its earlier investments in other VCA-managed CDOs. The lawsuits allege fraud and kickback practices. Damages claimed are computed based on multiples of the original investment, up to a total of $365 million. In 2012, VCA reached an agreement in principle with the ERB, SIC and State of New Mexico to settle [for $24.25 million] all claims brought or threatened by or on behalf of the state of New Mexico or any of its agencies or funds. The settlement is contingent on the court's approval, but that process

(Dollars in thousands)

is temporarily on hold pending the determination of a legal question in a lawsuit brought against a different set of defendants in other proceedings. A decision is expected in 2014. In the interim, all the suits are stayed or held in abeyance. Management does not believe that the ultimate resolution of pending decisions will have a material effect on the Company.

Malott Litigation

In November 2011, Bruce Malott, the former chairman of the ERB, brought suit in New Mexico state court against persons allegedly involved with "pay to play" or kickback practices at the ERB, alleging damages to his reputation in earning capacity as a result of his association with the challenged practices. Among the defendants are VCA, VF, PIM USA and two former officers of VCA. No damages amount is specified, but Malott seeks treble damages and punitive damages (as applicable) in addition to any actual damages he might prove. In June 2013, Malott's claims were dismissed without prejudice. Malott filed a further amended complaint in August 2013 which, in October 2013, the defendants once again moved to dismiss. Management does not believe that the ultimate resolution of pending decisions will have a material effect on the Company.

II. Indiana litigation: Robertson v. Franco, et al. ("Robertson")

Vanderbilt was served in January 2011 with a complaint filed (in September 2012) in Indiana state court by the Indiana State Insurance Commissioner in his role as rehabilitator of Standard Life Insurance Co. ("Standard Life"), a defunct Indiana-based insurance company. Standard Life was a subsidiary of Capital Assurance Corporation ("CAC"), which had been a client of Vanderbilt's NY office from 2005-2008. The Commissioner sued Vanderbilt and Vanderbilt Asset Management, Inc. ("VAAM"), a successor entity that acquired business from Vanderbilt at the end of 2008, as well as former directors and officers of CAC, to recover losses allegedly suffered by Standard Life through mismanagement of its portfolio.

The Commissioner's claims against Vanderbilt and VAAM are for breach of contract (with Standard Life as the supposed 3rd-party beneficiary of the contract with CAC), breach of fiduciary duty, and violation of the Indiana State Securities Act. An amended complaint was filed in June 2011. Neither the original nor the amended complaint quantifies the claimed damages.

All of the defendants filed motions to dismiss which were all denied in January 2012. Vanderbilt filed its answer in February 2012, denying the allegations and asserting affirmative defenses. Merits discovery is in process. Management does not believe that the ultimate resolution of pending decisions will have a material effect on the Company.

Schedule I

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

December 31, 2013

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	85,064
Deduct nonallowable assets:		
Receivables		(107)
Due from affiliates		(71,343)
Prepaid service fees and dealer advances		(3,041)
Other assets		(2,533)
Haircuts on securities		(660)
Add deferred income taxes, associated with dealer advances		866
Net capital		8,246
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	7,996

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2013, as originally filed on January 24, 2014, and the amended Part II of Form X-17A-5 filed on February 27, 2014 and that included herein.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation for Determination of Reserve Requirements

for Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013

(Dollars in thousands)

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2013.

Grant Thornton
An instinct for growth™

Grant Thornton LLP
75 State Street, 13th Floor
Boston, MA 02109-1827

T 617.723.7900
F 617.723.3640
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Management
Pioneer Funds Distributor, Inc.

In planning and performing our audit of the financial statements of Pioneer Funds Distributor, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Boston, Massachusetts
February 27, 2014